UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number 001-42015

Solaris Resources Inc.

(Translation of registrant’s name into English)

Neuhofstrasse 5A Baar
Switzerland 6340

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐           Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Notice of Change of Auditor
99.2	KPMG Notice Response Letter to Securities Commissions
99.3	BDO Notice Response Letter to Securities Commissions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: July 29, 2025	By:	/s/ Richard Hughes
	Name:	Richard Hughes
	Title:	Chief Financial Officer and Secretary

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